ELDORADO GOLD CORPORATION

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1.

NAME AND ADDRESS OF COMPANY

Eldorado Gold Corporation (the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, BC  V6C 2B5

Telephone:

(604) 687-4018

Fax:

(604) 687-4026

ITEM 2.

DATE OF MATERIAL CHANGE

May 30, 2005.

ITEM 3.

NEWS RELEASE

A press release was jointly issued by the Company and Afcan Mining Corporation (“Afcan”) on May 31, 2005 at Vancouver, British Columbia. The press release was published on SEDAR and EDGAR and disseminated via CCN Mathews on the same day.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company and Afcan have entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Afcan pursuant to a compromise under the Québec Companies Act, R.S.Q., c. C-38.  Under the terms of the compromise, one common share of the Company will be exchanged for every six and one half (6.5) common shares of Afcan. In addition, the Company will issue one warrant of the Company for every six and one half (6.5) outstanding Afcan warrants.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company and Afcan have entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Afcan pursuant to a compromise under the Québec Companies Act, R.S.Q., c. C-38.

Under the terms of the compromise, one common share of the Company will be exchanged for six and one half (6.5) common shares of Afcan. In addition, one warrant of the Company will be exchanged, subject to regulatory approval, for every six and one half (6.5) warrants of Afcan. Each warrant of the Company will have an exercise price equal to six and one half (6.5) times the exercise price of the Afcan warrant in respect of which such warrant of the Company was exchanged. All other terms and conditions of the Company warrants, including expiry terms, will be similar to those of the Afcan warrants.

The outstanding options to purchase common shares of Afcan (the “Afcan Options”) held by directors, officers, employees and service providers of Afcan who enter into employment or service agreements with the Company will be exchanged, subject to regulatory approval, for replacement options (the “Replacement Options”) to purchase common shares of the Company on the basis of one Replacement Option for every six and one half (6.5) Afcan Options.  Each such Replacement Option will have an exercise price equal to six and one half (6.5) times the exercise price of the Afcan option in respect of which such Replacement Option was exchanged.  All other Afcan Options will immediately vest and either be exercised or cancelled, prior to closing the transaction.

The Board of Directors of each company has unanimously approved the transaction, which is subject to negotiating and executing a definitive agreement, regulatory and shareholder approvals, and the completion of confirmatory due diligence by the Company within 30 days.  Certain significant shareholders of Afcan, holding approximately 37 percent of Afcan’s common shares, have agreed to enter into lock-up and support arrangements with the Company under which they have agreed to vote their shares in favour of the transaction.  If Afcan terminates the transaction and enters into another acquisition transaction, the Company will receive a break fee of Cdn$2.0 million.

The transaction is expected to close no later than September 23, 2005.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.

OMITTED INFORMATION

Not applicable.

ITEM 8.

EXECUTIVE OFFICER

For further information please contact:

Name:

Dawn L. Moss

Title:

Corporate Secretary

Telephone:

(604) 687-6655

ITEM 9.

DATE OF REPORT

June 7, 2005

ELDORADO GOLD CORPORATION

By:    ______________________________

         Name:  Dawn Moss

         Title:    Corporate Secretary